UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-15946

Ebix, Inc.

(Exact name of registrant as specified in its charter)

1 Ebix Way

Johns Creek, Georgia 30097

(678) 281-2020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, par value $0.10 per share – 0 holders*

*

On December 17, 2023, the Company and certain of its direct and indirect subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”). On August 2, 2024, the Bankruptcy Court entered its order confirming the Third Amended Joint Chapter 11 Plan of Ebix, Inc. and its Debtor Affiliates (the “Plan”). The Plan became effective on August 30, 2024. Under the Plan, all shares of common stock and other equity in the Company were cancelled and terminated.

Pursuant to the requirements of the Securities Exchange Act of 1934 Ebix, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 30, 2024	By:	/s/ Robin Raina
	Name:	Robin Raina
	Title:	Chief Executive officer